UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM F-X/A
(Amendment No. 1)
APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING
A.	Name of issuer or person filing (“Filer”): Bennett Environmental Inc.

B.	(1) This is [check one]:

☐ an original filing for the Filer

☑ an amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9): ☐
Note: Regulation S-T Rule 101(b)(9) only permits the filing of the Form F-X in paper: (a) if the party filing or submitting the Form CB is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; or(b) if filed by a Canadian issuer when qualifying an offering statement pursuant to the provisions of Regulation
C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	Bennett Environmental Inc.
Form type	Form 40-F
Form 40-F/A
File Number (if known)	0-30946
Filed by	Bennett Environmental Inc.
Dated Filed (if filed concurrently, so indicate): June 16, 2006, filed concurrently with an amendment to Form 40-F for the year ended December 31, 2004 and Form 40-F for the year ended December 31, 2005 (File No. 0-30946).
D.	The Filer is incorporated or organized under the Laws of Ontario, Canada and has its principal place of business at Suite 208, 1540 Cornwall Road, Oakville, Ontario LJ6 7W5; Telephone No. (905) 339-1540.

E.	The Filer designates and appoints Ms. Jacqueline N. Casper or her legal designee of Corporation Service Company (“Agent”) located at 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19804, U.S.A. Telephone number: 1-800-927-9800 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a) Any investigation or administrative proceeding conducted by the Commission; and
(b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	In connection with the use of Form 40-F, the Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such other annual filings relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer, other than as trustee filing in accordance with General Instruction I.(a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakville, Province of Ontario, Country of Canada this 16th day of June, 2006.

Filer:	BENNETT ENVIRONMENTAL INC.

By:	/s/ Allan Bulckhaert

Allan Bulckhaert,
President and Chief Executive Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Date:	June 16, 2006
:	Corporation Service Company
as Agent for Service of Process for Bennett Environmental Inc.

By:	/s/ Jacqueline N. Casper

Name: Jacqueline N. Casper
Title: Assistant Vice President